FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   [X]          Form 40-F   [   ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]          No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 April 2003 — 30 April 2003

Information
Public Announcements/Press

Announcement
Company purchases its own securities
(1 April 2003)

Announcement
Company purchases its own securities
(2 April 2003)

Announcement
Company purchases its own securities
(3 April 2003)

Announcement
• Messrs Walsh and Rose inform
   Company of their beneficial interests
• Sale and transfer of shares by share plan trustees
(4 April 2003)

Announcement
Company purchases its own securities
(4 April 2003)

Announcement
 Company purchases its own securities
(8 April 2003)

Announcement
Company purchases its own securities
(9 April 2003)

Announcement
Company purchases its own securities
(10 April 2003)

Announcement
Lord Blyth, Messrs Walsh, Rose, Chase and Oates
inform Company of their beneficial interests
(10 April 2003)

Announcement
Company purchases its own securities
(11 April 2003)

Announcement
• Messrs Walsh and Rose inform
   Company of their beneficial interests
• Sale and transfer of shares by share plan trustees
(11 April 2003)

Announcement
Company purchases its own securities
(14 April 2003)

Announcement
 Company purchases its own securities
(15 April 2003)
Required by/when
The Stock Exchange, London

Announcement
Company purchases its own securities
(16 April 2003)

Announcement
Messrs Walsh, Rose and Walker inform
Company of their beneficial interests
(17 April 2003)

Announcement
Company purchases its own securities
(17 April 2003)

Announcement
Company purchases its own securities
(22 April 2003)

Announcement
 Company purchases its own securities
(23 April 2003)

Announcement
Company purchases its own securities
(24 April 2003)

Announcement
• Messrs Walsh and Rose inform Company
   of their beneficial interests
• Sale of shares by share plan trustees
(25 April 2003)

Announcement
Company purchases its own securities
(25 April 2003)

Announcement
Company purchases its own securities
(28 April 2003)

Announcement
Lord Blyth informs Company of his beneficial interests
(29 April 2003)

Announcement
Company purchases its own securities
(29 April 2003)

Announcement
Diageo — Receipt of Final Cash Contingent Payment for Pillsbury
(30 April 2003)

Announcement
Company purchases its own securities
(30 April 2003)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:52 1 Apr 2003
Number	5127J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 648.6943p per share.

END
END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 2 Apr 2003
Number	5714J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 661.4203p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:52 3 Apr 2003
Number	6316J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 672.5481p per share.

END

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	14:46 4 Apr 2003
Number	PRNUK-0404

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 4 April 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 10,854 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 4 April 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares

04.04.03	10,854	£4.89 – £5.23

The total holding of the Trust now amounts to 300,165 Ordinary Shares.

2)  that it received notification on 4 April 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 586 Ordinary Shares in respect of participants leaving the Plan and transferred 3,131 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £ 6.4705 – £6.50 per share on 1 April 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of
Transaction	No of Ordinary Shares Transferred

01.04.03	3,131

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

01.04.03	586	£6.4705 – £6.50

The total holding of the Trust now amounts to 1,956,907 ordinary shares.

4 April 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:46 4 Apr 2003
Number	6852J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 676.4103p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:44 8 Apr 2003
Number	7945J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 702.3296p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:45 9 Apr 2003
Number	8474J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 691.1988p per share.

END

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	16:20 10 Apr 2003
Number	PRNUK-1004

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces the following:

1.  that it received notification on 10 April 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)  the Trustee purchased 52,537 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 April 2003 at a price 692.5p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  the following directors of the Company were allocated Ordinary Shares on 10 April 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	27
P S Walsh	27

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one

Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 692.5p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

As a result of the purchase by the Trustee on 10 April 2003 the total holding of the Trustee now amounts to 2,017,956 Ordinary Shares.

2.  that it received notification on 10 April 2003 from Lord Blyth that he has purchased 1,077 Ordinary Shares on 10 April 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 692.5p.

3.  that the directors mentioned below are participants in the Diageo Dividend Reinvestment Plan and that ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) were purchased on 7 April 2003 (with a settlement date of 10 April 2003) at a price of 699.9p in respect of the interim ordinary dividend paid on 7 April 2003:

Name of Director	No. of Ordinary Shares

Lord Blyth	160
R F Chase	157
J K Oates	39
N C Rose	1669

     As a result of the above transactions, the respective directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	123,654
P S Walsh	583,115	*
Lord Blyth	26,466
R F Chase	11,355
J K Oates	3,208

* (of which 4,932 are held in the form of American Depositary Shares);

10 April 2003.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:59 10 Apr 2003
Number	9155J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 691.7156p per share.

END

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	16:19 11 Apr 2003
Number	PRNUK-1104

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 11 April 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 10,878 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 11 April 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares

11.04.03	10,878	£4.645 – £4.89

The total holding of the Trust now amounts to 289,287 Ordinary Shares.

2)  that it received notification on 11 April 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 153 Ordinary Shares in respect of participants leaving the Plan and transferred 395 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 8 April 2003 and 11 April 2003 at prices of £6.982 and £6.869 per share respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of
Transaction	No of Ordinary Shares Transferred

04.04.03	395

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

08.04.03	93	£6.982
11.04.03	60	£6.869

The total holding of the Trust now amounts to 2,017,896 ordinary shares.

11 April 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:00 11 Apr 2003
Number	9748J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 683.1434p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:00 14 Apr 2003
Number	0295K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 475,000 ordinary shares at an average price of 681.3765p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:05 15 Apr 2003
Number	0823K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 695.5774p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 16 Apr 2003
Number	1366K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 682.442p per share.

END

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	12:02 17 Apr 2003
Number	PRNUK-1704

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)that it received notification today from Mr. P. A. Walker, a director, that he purchased on 17 April 2003 7,250 of the Company’s ordinary shares of 28 101/ 108 pence (‘Ordinary Shares’) at a price per Ordinary Share of 680p.

As a result of this transaction Mr. Walker’s interest in Ordinary Shares is 7,250.

2) that it received notification on 17 April 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 8,246 Ordinary Shares to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 17 April 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

17.04.03	8,246	£4.645 – £5.23

The total holding of the Trust now amounts to 281,401 Ordinary Shares.

17 April 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:11 17 Apr 2003
Number	1957K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 680.9233p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 22 Apr 2003
Number	2463K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 700,000 ordinary shares at an average price of 681.2915p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:58 23 Apr 2003
Number	3093K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 693.9159p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 24 Apr 2003
Number	3622K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 700,000 ordinary shares at an average price of 685.6243p per share.

END

END

Date

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	11:41 25 Apr 2003
Number	PRNUK-2504

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)  that it received notification on 25 April 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 7,614 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 25 April 2003 in relation to the Trust.

Date of	No. of Ordinary Shares	Range of Option Prices
Transaction	Transferred	of Ordinary Shares

25.04.03	7,614	£4.645 – £5.23

The total holding of the Trust now amounts to 273,787 Ordinary Shares.

2)  that it received notification on 25 April 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 200 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 23 April 2003 at a price of £6.955 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary Shares	Price Per
Transaction	Sold	Share

23.04.03	200	£6.955

The total holding of the Trust now amounts to 2,017,696 ordinary shares.

25 April 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:43 25 Apr 2003
Number	4116K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 678.2865p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:53 28 Apr 2003
Number	4612K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 300,000 ordinary shares at an average price of 689.621p per share.

END

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	14:43 29 Apr 2003
Number	PRNUK-2904

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’), announces that:

1.	Lord Blyth, Chairman, notified the Company on 28 April 2003 that he became aware that day that on 30 September 2002 Kleinwort Benson Private Bank (‘Kleinwort’) sold on his behalf his beneficial interest in 97 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) at a price of 790.5p each. These shares were held as part of a Capital Growth Personal Equity Plan managed by Kleinwort.

2.	Lord Blyth notified the Company today that he became aware on 29 April 2003 that on 6 September 2001, Kleinwort acquired on behalf of Lady Blyth, Lord Blyth’s wife, a beneficial interest in 97 Ordinary Shares at a price of 698.69p each and that on 30 September 2002 these 97 shares were sold by Kleinwort on Lady Blyth’s behalf at a price of 790.5p each. These shares were held as part of a Capital Growth Personal Equity Plan managed by Kleinwort.

As a result of these transactions, Lord Blyth’s beneficial interest in the Company’s Ordinary Shares is 26,369.

29 April 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:58 29 Apr 2003
Number	5278K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 700,000 ordinary shares at an average price of 696.9609p per share.

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Cash Contingent Payment
Released	14:45 30 Apr 2003
Number	5776K

April 30, 2003

DIAGEO — RECEIPT OF FINAL CASH CONTINGENT PAYMENT FOR PILLSBURY

Diageo PLC (LSE: DGE; NYSE: DEO) announced today that it will receive a final cash payment of $273 million from General Mills Inc (NYSE: GIS) under terms of the October 2001 agreement for Diageo’s sale of Pillsbury. That purchase agreement gave Diageo contingent value rights (CVR) worth up to $395 million, depending on the average market price of General Mills common shares for the 20 trading days preceding April 30, 2003, and the number of General Mills shares Diageo continued to hold as of that date. General Mills will make its $273 million cash payment by wire transfer to Diageo no later than May 1, 2003.

The final payment amount reflects an average General Mills stock price for the 20 days measured of $45.55 per share. This average price was calculated using the intra-day high and low prices for General Mills shares traded on the New York Stock Exchange for each of the 20 measured days. Diageo will receive the difference between this average price and $49.00, or $3.45 per share, multiplied by Diageo’s current holding of 79 million General Mills shares.

-ends-

Investors enquiries Kelly Padgett + 1 202 715 1110
Rachel Kentleton +44 (0) 7927 4471
Media Relations Isabelle Thomas +44 (0) 7927 5967
Media@diageo.com
Notes to Editor:

Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. These brands include Smirnoff, Johnnie Walker, Guinness, Baileys, J&B, Captain Morgan, Cuervo, Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in over 180 markets around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 30 Apr 2003
Number	5960K

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 800,000 ordinary shares at an average price of 694.2909p per share.

END

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

By

Name: J Nicholls Title: Deputy Secretary
Date 8 May 2003